News Release

For Immediate Release

West Fraser Announces Second Quarter 2026 Results
VANCOUVER, B.C., July 29, 2026 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the second quarter results of 2026 ("Q2-26"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Second Quarter Highlights
•Sales of $1.434 billion and earnings of $(61) million, or $(0.78) per diluted share
•Adjusted EBITDA1 of $59 million, representing 4% of sales
•Lumber segment Adjusted EBITDA1 of $41 million, including a $13 million favourable in-year duties adjustment
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $13 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $13 million
•Other Operating Segments Adjusted EBITDA of $(8) million, due largely to maintenance at our Cariboo pulp facility
•Continued ramp-up of Henderson, Texas sawmill, with production more than doubling versus the first quarter of 2026
•Completed the wind-down of operations at our High Level, Alberta OSB mill
•Generated $192 million of cash from operations and repaid $148 million of operating loans
•Declared a $0.32 per share dividend, payable in the third quarter
•Released 2025 Sustainability Report
“West Fraser's second quarter results delivered continued progress against our business priorities supported by improved market conditions across most of our segments," said Sean McLaren, West Fraser's President and CEO. "Our new Henderson mill continues to ramp-up, with the mill more than doubling its output in the quarter and now operating at levels equivalent to the mill it replaced. We continue to make productivity and reliability gains in our U.S. Lumber operations. SYP Lumber production year to date in 2026 was similar to 2025, despite closing the Augusta sawmill in Q4-25. In Canada, lumber production in the quarter rose 13% as our Blue Ridge facility returned to normal operating rates. We also completed the wind-down of our High Level, Alberta OSB mill, a strategic decision that focuses our production in our most modern and efficient facilities, while Europe remained a bright spot as market conditions improved relative to last year. We were pleased to see all of our core segments - lumber, NA EWP, and Europe EWP - report positive Adjusted EBITDA1."
"We continue to focus on maintaining a strong balance sheet and being disciplined in controlling costs. This will position us to navigate the current environment and capitalize on an eventual recovery in demand. We remain constructive on the long-term outlook for residential construction, supported by an ongoing housing supply deficit in the U.S."
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Results Summary

Second quarter sales were $1.434 billion, compared to $1.334 billion in the first quarter of 2026. Second quarter earnings were $(61) million, or $(0.78) per diluted share, compared to earnings of $(188) million, or $(2.40) per diluted share in the first quarter of 2026. Second quarter Adjusted EBITDA was $59 million compared to $(66) million in the first quarter of 2026.
Tariffs
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber.
On July 20, 2026, the U.S. administration announced new tariffs of 50% on certain Canadian products imported into the U.S. under Section 338 of the Tariff Act of 1930, effective August 19, 2026. Our shipments to the U.S. of softwood lumber, OSB and MDF (approximately half of our MDF shipments) are not affected by the recently announced tariffs. The impact of the 338 tariffs on our MDF business is not fully determinable at this time due to indirect exposures and the potential impact on downstream supply chains. On a year-to-date basis had Section 338 tariffs been in place, we estimate these tariffs would have applied to approximately 3% of plywood shipments and 20% of LVL shipments made to customers in the U.S. We continue to monitor developments relating to the scope and implementation of these tariffs and any potential impacts on our business.
For additional information, refer to the discussion in our 2025 Annual MD&A under “Risks and Uncertainties – Trade Restrictions” as supplemented by the discussion in our Q2-2026 MD&A under "Forward-Looking Statements".
Liquidity and Capital Allocation
Cash and short-term investments decreased to $74 million at July 3, 2026 from $202 million at December 31, 2025. We accessed our $1 billion credit facility, with borrowings of $55 million as of July 3, 2026, up from nil at December 31, 2025.
Capital expenditures were $159 million through the first six months of 2026.
We paid $50 million in dividends year-to-date in 2026, and in the second quarter declared a $0.32 per share dividend payable in the third quarter of 2026.
From January 1, 2026 to July 28, 2026, no shares have been repurchased under the 2026 NCIB.

Outlook
Markets
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium term, improvements in housing affordability supported by U.S. government policy changes and the expected normalization of inflation and interest rates, a large cohort entering the typical home‑buying stage, and the advanced age of the U.S. housing stock (with a median home age of approximately 44 years) are expected to support new home construction and repair and renovation activity that generates lumber, plywood and OSB demand. Over the longer term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.43 million units in June 2026, with permits issued for 1.37 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction and repair and renovation spending, owing in large part to weak consumer confidence and the level of mortgage rates and housing affordability, unemployment remains relatively low in the U.S. Further, the U.S. central bank has cut its key lending rate a total of 175 bps since September 2024. While recent rate trends are directionally supportive for the broader housing industry, competing forces continue to create uncertainty around the near-term path of interest rates and rates of inflation. U.S. employment growth has shown signs of slowing, while the conflict in the Middle East and the potential inflationary effects of tariff and other government policies may continue to exert upward pressure on inflation and interest rates. Given these developments, demand for our wood building products may continue to be challenged and even decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates negatively impact consumer sentiment and housing affordability.
We anticipate continued improvement in industry demand across Europe and the U.K. in the near term. In the longer term, we continue to expect demand for our European products to grow as use of OSB as an alternative to plywood and timber framing as an alternative to brick and block construction for new home construction expands. An aging housing stock is also expected to drive sustained repair and renovation spending, which will continue to support demand for our wood building products. That said, ongoing geopolitical developments, including the inflationary effect of the conflict in the Middle East, may adversely impact near-term demand for our EWP products in the region. Despite these risk factors, we are confident that we will be able to navigate demand markets and capitalize on the long-term growth opportunities ahead.
Operations

Demand for lumber products is expected to remain stable in 2026, reflecting ongoing housing affordability challenges. Given the current operating environment, the 2025 sawmill closures, and the positive contributions from ongoing reliability and capital improvement gains across our lumber mill portfolio, including the ramp up of our modernized Henderson mill, we reiterate our SPF and SYP shipment targets of 2.4 to 2.7 billion board feet for 2026.

In our NA EWP segment, we expect somewhat softer demand for our OSB products in 2026. Similar to the Lumber segment, we acknowledge risks to our demand forecasts given the near-term uncertainty from potential trade tariffs and housing affordability challenges. In light of these factors as well as the High Level, Alberta OSB mill curtailment we completed in Q2-26, we are reiterating 2026 North American OSB target shipments of 5.9 to 6.3 billion square feet (3/8-inch basis).

In our Europe EWP segment, we anticipate 2026 demand for our MDF, particleboard, and OSB panel products to remain stable or show modest improvement compared to 2025 levels, while continuing to monitor macroeconomic conditions in the region. As such, we are reiterating 2026 OSB shipments targeted in the range of 1.0 to 1.25 billion square feet (3/8-inch basis).

Global events during the first quarter of 2026 contributed to an increase in oil‑based input costs, including fuels, chemicals and waxes. Resin and wax costs increased by approximately $13 million in Q2-26 compared to Q1-26 across all of our divisions due to these factors. Resin and wax costs are influenced by a range of factors. While the relationship is not direct, resin and wax costs generally move in the same direction as crude oil prices. We estimate that a $10 per barrel change in crude oil prices impacts annual resin and wax costs by approximately $15 million, with other factors held constant. In addition, transportation costs, particularly in the U.S. South, also increased due to an increase in oil-based input costs as well as a reduction in transportation labour availability. Much of this increase has been passed on via customer surcharges. Ongoing geopolitical uncertainty in the Middle East and broader macroeconomic conditions create uncertainty regarding the duration and magnitude of these impacts.
Based on our current outlook and assuming stable market demand conditions and no further extension of lead times for ongoing or planned projects, capital expenditures for 2026 are expected to remain within the $300 million to $350 million range.1
Refer to the discussion in our 2025 Annual MD&A under "Risks and Uncertainties - Trade Restrictions" under "Risks and Uncertainties" for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs, which may impact our operational guidance and our profitability during 2026.
Management Discussion & Analysis ("MD&A")
Our Q2-26 MD&A and interim consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar under the Company’s profile.
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2025 Annual MD&A, as updated in the disclosures in our Q1-26 and our Q2-26 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q2-26 financial and operating results on Thursday, July 30, 2026, at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time). To participate in the call, please dial: 1-888-510-2154 (toll-free North America) or 437-900-0527 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Sean McLaren, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.
About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:

•our plan to follow a balanced capital allocation strategy that allows us to grow while maintaining robust liquidity, increasing through cycle-resilience and creating long-term shareholder value;
•demand in North American and European markets for our products, including demand from new home construction, repairs and renovations and industrial and commercial applications;
•the impact on demand for our products resulting from the ongoing housing affordability challenges and the U.S. administration's tariffs and other government policies;
•international trade and trade restrictions, including the direct and indirect impact of Section 338 and Section 232 tariff actions;
•the impact of sustained elevated interest rates and inflationary pressures on mortgage rates and housing affordability;
•the anticipated growing market penetration of mass timber;
•the anticipated moderation of interest rates, and the potential impact of the U.S. administration's tariff and other government policies and other competing forces on this trend;
•our plans to take action to ensure our operations are flexible, sized to meet the needs of our customers, and that they continue to be managed with a strong focus on controlling costs;
•our strategy of improving our cost position across our portfolio of mills and investing to modernize our mills;
•the anticipated ongoing reliability and capital improvement gains across our lumber mill portfolio;
•the anticipated continuation of relatively stable costs across our supply chain over the near term and continued challenges on labour availability and capital equipment lead times;
•operational guidance, including projected shipments, projected capital expenditures and the potential impact of tariffs on our projections; and
•the continuation of investments in our assets and the maintenance of our balance sheet flexibility to be able to pursue a balanced capital allocation strategy and opportunistic growth objectives.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;

•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs, including direct and indirect impacts of the Section 338 tariffs and Section 232 tariffs, and other government policies on the demand and prices of our wood products in the U.S., the demand for products manufactured with our wood products and shipped to the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies, including the timing and effectiveness of affordability measures;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third-party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,490 million), goodwill and intangibles ($1,700 million), both as at July 3, 2026, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;

•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2025 Annual MD&A and the Q2-26 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below. Figures have been rounded to the nearest million to reflect the precision of the underlying balances, which may result in minor discrepancies in the totals of certain tables due to rounding.

Adjusted EBITDA and Adjusted EBITDA by segment
Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and that should not, in our opinion, be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.
The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS Accounting Standards measure, earnings.
Quarterly Adjusted EBITDA
($ millions)

	Q2-26	Q1-26
Loss	$(61)	$(188)
Finance expense, net	9	53
Tax recovery	(28)	(61)
Amortization	133	138
Equity-based compensation	5	6
Restructuring and impairment reversal	(5)	—
Other expense (income)	5	(13)
Adjusted EBITDA	$59	$(66)
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS Accounting Standards measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS Accounting Standards measure for Adjusted EBITDA by segment as operating earnings is the IFRS Accounting measure most used by the chief operating decision maker when evaluating segment operating performance.

Quarterly Adjusted EBITDA by segment
($ millions)

Q2-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(12)	$(47)	$2	$(11)	$(7)	$(74)
Amortization	53	64	11	3	2	133
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment reversal	—	(5)	—	—	—	(5)
Adjusted EBITDA by segment	$41	$13	$13	$(8)	$—	$59

Q1-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating loss	$(137)	$(58)	$—	$(6)	$(8)	$(210)
Amortization	53	69	10	3	2	138
Equity-based compensation	—	—	—	—	6	6
Adjusted EBITDA by segment	$(84)	$11	$10	$(2)	$—	$(66)
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2025 Annual MD&A and Q2-26 MD&A.
For More Information

Investor Contact
Anil Aggarwala
Director, Treasurer and Investor Relations
Tel. (604) 245-9718
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com